

Mail Stop 3561

August 9, 2018

Maria M. Pope
President and Chief Executive Officer
Portland General Electric Company
121 S.W. Salmon Street
Portland, OR 97204

> **Re:** **Portland General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **Form 8-K filed February 16, 2018**
> **Form 8-K filed April 27, 2018**
> **Form 8-K filed July 27, 2018**
> **File No. 1-5532-99**

Dear Ms. Pope:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 16, 2018

Exhibit 99.1

1. We note you present non-GAAP earnings adjusted for the impacts of the Tax Cuts and Jobs Act and include a reconciliation on page 5. In future filings please include all the required disclosures in Item 10(e)(1)(i) of Regulation S-K.

Forms 8-K filed April 27, 2018 and July 27, 2018

Exhibit 99.2

2. We note you present the impact of the change in gross margin, a non-GAAP measure, on earnings per share. In future filings please label the measure to clearly indicate it is a non-GAAP financial measure and provide the disclosures required by Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551 -3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Jardon Jaramillo, Controller